Exhibit 12.2

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

Mellon Financial Corporation (and its subsidiaries)

	Quarter ended			Six months ended
(dollar amounts in millions)	June 30, 2002	March 31, 2002	June 30, 2001	June 30, 2002	June 30, 2001

Income from continuing operations before income taxes	$155	$323	$160	$478	$469
Fixed charges: interest expense (excluding interest on deposits), one-third of rental expense net of income from subleases, and amortization of debt issuance costs	88	86	122	174	255

Total earnings (as defined), excluding interest on deposits	243	409	282	652	724
Interest on deposits	48	43	98	91	207

Total earnings (as defined)	$291	$452	$380	$743	$931

Ratio of earnings (as defined) to fixed charges:
Excluding interest on deposits	2.76	4.76	2.32	3.75	2.84
Including interest on deposits	2.14	3.51	1.73	2.80	2.01